02045871

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of June 2002

## ASIA PACIFIC RESOURCES LTD.

(Name of Registrant)

#615-800 West Pender St., Vancouver, British Columbia V6C 2V6
(Address of principal executive offices)

SEC MAIL PROCESSING SECTION RECEIVED JUL 10 2002 WASH, D.C. 164

1. News Release: June 28, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F xxx Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes___ No xxx

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCESSED
JUL 17 2002
THOMSON FINANCIAL

Asia Pacific Resources Ltd.: SEC File No. 0-26636
(Registrant)

Date: July 3, 2002 By:
Peter Wong C.A.

ASIA PACIFIC
RESOURCES LTD.

June 28, 2002

TRADING SYMBOL: Toronto: APQ Frankfurt & Stuttgart: APQ. OTCBB: APQCF

## NEWS RELEASE

## ASIA PACIFIC RESOURCES PROJECT UPDATE

Since the closing of the rights offering in April, the new Board of Directors and Chief Executive have been developing a plan to increase shareholder value. This process recognizes the strategic nature of the Udon project, arguably the best undeveloped potash deposit in the world, as well as financing and timing considerations.

### Strategy

The Board has engaged a team of internationally recognized engineering consulting firms to review the economics of a staged project development to allow an accelerated schedule and lower up-front capital expenditure, compared to the 1998 Kilborn Western Feasibility Study, which contemplated production of 2.0 million tonnes / year.

The Company expects to be in a position to determine the specific project development program by year-end. When implemented, the project will generate significant job creation benefits and royalty payments to the Thai Government, which will be shared with local communities.

### Thai Minerals Act

The proposed amendments to the Thai Minerals Act, which will bring the existing Act into line with international standards for underground mining, have been passed by the Senate and are expected to be considered by the House in August. Once the amendments are signed into law, the Company intends to immediately apply for the necessary Mining Leases. The Board is encouraged by apparent progress on these Amendments.

### Social and Environmental

The Thai Government has approved the Environmental Impact Assessment (EIA), prepared according to international standards for the South deposit (formerly known as Somboon). The EIA for the North deposit (formerly known as Udon) is now in preparation.

ASIA PACIFIC RESOURCES LTD.
Suite 615 - 800 West Pender Street,
Vancouver, BC, Canada V6C 2V6
Telephone: (604) 681 8003 Facsimile: (604) 662 3180
E-mail: info@apq-potash.com Website: http://www.apq-potash.com

ASIA PACIFIC POTASH CORPORATION
Suite 2002 Abdulrahim Place
990 Rama IV Road, Silom
Bangrak, Bangkok, 10500, Thailand
Telephone 66 2 636 1600 Facsimile 66 2 636 1599

Underground potash mining and surface processing, while practiced in a number of countries without significant environmental impacts, are new in Thailand. The Company has commenced a major program to explain to constituents in Thailand the modern environmental management systems discussed in the EIA, which will be used to fully protect the surrounding environment. The Company's environmental management program will be carried out in collaboration with the Thai Government, which holds a 10% free carried stock interest in the operating company, Asia Pacific Potash Corporation.

**About Asia Pacific Resources**

The Company has identified two large potash deposits, the Udon North and Udon South deposits near Udon Thani in northeast Thailand. In September 1998, the Company completed a feasibility study on the South deposit, which ranks among the highest-grade potash resources in the world, and is currently working to secure various development approvals required from the Thai authorities. It is anticipated that the current study will be reviewed and optimized during 2002 so that the project's future development will be able to capitalise fully on the inherent competitive strengths of the resource, as well as its location close to the growing potash markets of Asia.

On behalf of the Board of Directors,

"John Bovard",
President and Chief Executive Officer

For further information, please see www.apq-potash.com or contact Patrick Cauley at (604)681-8003 or toll-free (in North America) at 1-800-444-9284.